

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 7, 2009

Via U.S. mail and facsimile

Ms. Geraldine Gugol
CEO & CFO
Axius, Inc.
128 Seagull Avenue, Baybreeze Exec Village
Taguig City, Phillippines

      RE:    Form 10-K for the fiscal year ended October 31, 2008
              Form 10-Q for the period ended January 31, 2009
                 File No. 333-147276

Dear Ms. Gugol:

      We have reviewed these filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

### FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008

Item 9A(T).  Controls and Procedures, page 17

1. Please file an amendment to your Form 10-K to provide a management's report on internal control over financial reporting which complies with all of the requirements of Item 308(T)(a) of Regulation S-K.  In this regard, it does not appear that your report contains a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.

Exhibits 31 & 32

2. Please file an amendment to your Form 10-K with certifications that are in the exact form shown under Item 601(b)(31) of Regulation S-K.  Specifically, the internal control over financial reporting language from the introductory portion of paragraph 4 and paragraph 4(b) of the certifications provided in Exhibit 31 have been omitted.  The certifications provided in Exhibits 31 and 32 also refer to another company, Atheron, Inc.  Please refile the Form 10-K in its entirety and also ensure that the revised certifications are currently dated and refer to the Form 10-K/A.  Refer to Section 246.14 of the Division of Corporation Finance—Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.


## FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Item 4T.  Controls and Procedures, page 8

3. You state that the evaluation of the effectiveness of the design and operation of your disclosure controls and procedures was carried out under the supervision and with the participation of your chief executive officer and your chief financial officer, Melissa Lopez.  This does not appear to be your chief executive officer and chief financial officer as indicated by the certifications provided in Exhibits 31 and 32.  Please revise as necessary in an amendment to your Form 10-Q.

Exhibit 31

4. Please file an amendment to your Form 10-Q with certifications that are in the exact form shown under Item 601(b)(31) of Regulation S-K.  Specifically, the internal control over financial reporting language from the introductory portion of paragraph 4 and paragraph 4(b) have been omitted.  In doing so, please also ensure that the revised certifications are currently dated and refer to the Form 10-Q/A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,


Rufus Decker
Accounting Branch Chief